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                          March 11, 2022

       Brian Bonar
       Chief Executive Officer
       Dalrada Financial Corp
       600 La Terraza Blvd.
       Escondido, California 92025

                                                        Re: Dalrada Financial
Corp
                                                            Registration
Statement on Form S-1
                                                            File No. 333-263291
                                                            Filed March 4, 2022

       Dear Mr. Bonar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at 202-551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Fletcher A. Robbe, Esq.